Federated Hermes

Press Release

Federated Hermes Premier Municipal Income Fund announces final results of tender offer

(PITTSBURGH, Pa., Oct. 15, 2024) — Federated Hermes Premier Municipal Income Fund (NYSE: FMN) announced today that in accordance with the terms of its tender offer, since the tender offer was oversubscribed, it will purchase 32% of its issued and outstanding common shares on a pro rata basis, with appropriate adjustment to avoid purchase of fractional shares (the "proration factor"). The purchase price is $12.67 per common share, which is 99% of the net asset value per common share determined as of the close of the regular trading session of the New York Stock Exchange on Oct. 11, 2024.

A total of 4,988,295 common shares were properly tendered and not withdrawn by Oct. 11, 2024, the final date for withdrawals, and the fund accepted for payment 3,679,390 common shares. The proration factor is 0.7376799. The fund will purchase the common shares that it has accepted for payment as promptly as practicable.

Investors can view additional portfolio information in the Products section of FederatedHermes.com/us.

Federated Hermes, Inc. (NYSE: FHI) is a global leader in active, responsible investment management, with $782.7 billion in assets under management, as of June 30, 2024. We deliver investment solutions that help investors target a broad range of outcomes and provide equity, fixed-income, alternative/private markets, multi-asset and liquidity management strategies to more than 10,000 institutions and intermediaries worldwide. Our clients include corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Headquartered in Pittsburgh, Federated Hermes has more than 2,000 employees in London, New York, Boston and offices worldwide. For more information, visit **FederatedHermes.com/us**.

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MEDIA:
Ed Costello 412-288-7538
Meredith Herndon 412-288-7906

ANALYSTS:
Ray Hanley 412-288-1920